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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-27384
Capital Corp of the West

(Exact name of registrant as specified in its charter)
2801 G Street, Merced California 95340 209-580-4040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, No Par Value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☑
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None (See Note 1 Below)
     Pursuant to the requirements of the Securities Exchange Act of 1934 Capital Corp of the West has caused this certification/notice to be signed on its-behalf by the undersigned duly authorized person.

Date: February 19, 2010	By:	/s/ David A. Heaberlin
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Note 1. All shares of the registrant’s common stock were cancelled effective February 4, 2010 under the terms of a Second Amended Plan of Liquidation, which was approved by U. S. Bankruptcy Court for the Eastern District of California on January 20, 2010. A copy of such plan was filed as Exhibit 99.1 to the registrant’s Form 8-K filed with the Commission on January 27, 2010.